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JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

May 25, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—T2
Registration Statement on Form N-2 (File Nos. 811-23243 and 333-216980)

Dear Ms. Dobelbower:

On behalf of FS Global Credit Opportunities Fund—T2 (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a letter dated April 27, 2017 regarding the Company’s Registration Statement on Form N-2 (File Nos. 811-23243 and 333-216980) (the “Registration Statement”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed by the Company on May 25, 2017 (the “Revised Registration Statement”).

Cover Page

1. The cover page notes that after a Shareholder pays the full upfront sales load, between $95.04 and $96.00 of the Shareholder’s investment will be used for investment in the FS Global Credit Opportunities Fund (the “Master Fund”). Please consider how likely it is for a Shareholder to pay 0.0% in offering costs. If appropriate, revise the disclosure to remove the range and state, instead, the Shareholder will invest $95.04 in the Master Fund.

The Company has revised the disclosure in the Revised Registration Statement to read as follows (by adding the underlined language and deleting the stricken language):

Marianne Dobelbower, Esq. May 25, 2017 Page 2

‘Because Shareholders will pay an upfront sales load of up to 4.0% and offering costs of up to 1.0%, if a Shareholder invests $100 in Shares ~~and~~, pays the full upfront sales load and the Company incurs the maximum amount of offering costs, ~~between~~ $95.04 ~~and $96.00~~ of the Shareholder’s investment will actually be used by the Company for investment in the Fund. As a result, based on the estimated initial public offering price of $8.4~~9~~2 per Share, a Shareholder would have to experience a total return on their investment of ~~between 4.17% and~~ 5.22% in order to recover these expenses. See “Plan of Distribution.”’

Summary of Terms – Portfolio Composition

2. Under Geography, consider disclosing, as you do on the cover page, that the Fund intends to generally maintain its current portfolio allocation to investments tied economically to geographic locations outside of the United States.

The Company has added the following disclosure in the Revised Registration Statement after the first sentence under the heading “Geography”:

“Subject to prevailing market conditions and the availability of investment opportunities that are consistent with the Fund’s investment objectives and strategies, the Fund intends to generally maintain its current portfolio allocation to investments tied economically to geographic locations outside of the United States.”

Summary of Fees and Expenses

3. As of December 31, 2016, the Master Fund discloses a management fee of 3.00%, incentive fee of 0.29% and excise tax of 0.07%. Here, the Company discloses a management fee of 2.69% and no incentive fee or excise tax. Please update the fee table to reflect the numbers of the Master Fund. In addition, explain why the Master Fund did not include excise tax in its financial highlights’ expense ratio.

In respect of the Management Fee, the Company respectfully submits that the Management Fee disclosed in the Annual Fund Expenses included in the Summary of Fees and Expenses table is based upon the current leverage available to the Master Fund. An increase in leverage by the Master Fund would increase the Management Fee payable to FS Global Advisor, however, there is no guarantee that the Master Fund will increase leverage beyond the amounts currently shown in the Revised Registration Statement. The Master Fund amended the Bucks Funding facility in May 2017, and this amendment is reflected in the Revised Registration Statement, including in the estimated Management Fee shown in the Summary of Fees and Expenses.

Marianne Dobelbower, Esq. May 25, 2017 Page 3

The Company has revised the Incentive Fee disclosure in the Revised Registration Statement to reflect an estimated Incentive Fee of approximately 0.15% during the year ending December 31, 2017, which reflects the Incentive Fee accrued by the Master Fund to date during 2017. The Master Fund does not currently expect to accrue any additional Incentive Fees during the year ending December 31, 2017.

The Company has revised the disclosure of Other Expenses in the Revised Registration Statement to include excise taxes. Also, the Company has added the following disclosure in the Revised Registration Statement after the first sentence of footnote 9 to the Summary of Fees and Expenses table:

“In addition, other expenses include excise taxes paid.”

The Master Fund did not include excise taxes in the financial highlights expense ratios shown in its financial statements for the year ended December 31, 2016 as the ratios provided relate to “total operating expenses” and “net operating expenses” of the Master Fund and excise taxes are not considered an operating expense of the Master Fund. It is further noted that excise taxes are considered to be de minimis: in total, excise taxes were approximately 0.07% of the Master Fund’s average net assets for the year ended December 31, 2016.

4. The fee table discloses an incentive fee of 0.00% although footnote 6 indicates a fee of 0.29% for the year ended December 31, 2016. Please update the fee table to reflect this incentive fee. Also, please confirm the incentive fee shown will be based on the Master Fund’s historical information derived from its financial statements.

In respect of the Incentive Fee included in the Fees and Expenses table, the Company respectively refers the Staff to its response in comment #3 above.

The Company and the Fund

5. The disclosure notes that the Fund had two wholly-owned financing subsidiaries and four other wholly-owned subsidiaries. Please confirm if these entities are consolidated for financial reporting purposes.

The Company confirms that all of the Master Fund’s wholly-owned subsidiaries are consolidated in the Master Fund’s financial statements.

Marianne Dobelbower, Esq. May 25, 2017 Page 4

Use of Proceeds

6. The disclosure states, “The Company expects that following the Fund’s receipt of the net offering proceeds, the Fund will invest such proceeds as soon as practicable in accordance with the Company’s and the Fund’s investment objectives and strategies and consistent with market conditions and the availability of suitable investments.” If the Fund expects that it will take more than three months to invest the Company’s assets, please also disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

The Company respectfully submits that FS Global Advisor anticipates that the proceeds of the Company’s continuous public offering will be invested within a three month period. Therefore, no changes to the disclosure in the Registration Statement have been made.

Financial Statements

7. On page F-1, under the heading Financial Statements, please file pre-effective amendments with seed financial statements for FS Global Credit Opportunities Fund – T2. Please be aware that the Staff may have additional comments related to the seed financial statements upon review.

The Company has included in the Revised Registration Statement the financial statement of the Company as of April 30, 2017.

Part C

8. Please attach all required documentation. We may have additional requirements once they are submitted for review.

The Company has filed the remaining required exhibits with the Revised Registration Statement.

* * * * * * *

Marianne Dobelbower, Esq. May 25, 2017 Page 5

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

cc: Stephen S. Sypherd
FS Global Credit Opportunities Fund—T2